EXHIBIT 12

HCA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Quarters and Nine Months Ended September 30, 2003 and 2002
(Dollars in millions)

	Quarter		Nine Months

	2003	2002	2003	2002

EARNINGS:
Income before minority interests and income taxes	$532	$369	$1,773	$1,653
Fixed charges, excluding capitalized interest	157	139	453	425

	$689	$508	$2,226	$2,078

FIXED CHARGES:
Interest charged to expense	$127	$111	$364	$340
Interest portion of rental expense and amortization of deferred loan costs	30	28	89	85

Fixed charges, excluding capitalized interest	157	139	453	425
Capitalized interest	13	9	38	22

	$170	$148	$491	$447

Ratio of earnings to fixed charges	4.06	3.43	4.54	4.65